UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2016

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________________.)

KongZhong Corporation Signs a Memorandum of Understanding with Wargaming

KongZhong Corporation (NASDAQ: KZ) (the “Company”), a leading online games publisher and developer in the PRC, announced that the Company and certain of its affiliates have executed a memorandum of understanding (“MOU”) with Wargaming.net Limited (“Wargaming”) on November 22, 2016.

Pursuant to the MOU, the Company shall be relieved from its obligations to make additional payments to Wargaming when the monthly gross revenue of “World of Tanks” exceeds specified target. In addition, each of the Company and Wargaming shall be relieved from certain non-competition obligations under the various license agreements between the Company and Wargaming. The strategic partnership agreement between the Company and Wargaming, which granted the Company a right of first refusal to distribute and operate future Wargaming games in China, shall also be terminated.

The Company has registered with the relevant PRC government authority certain trademarks associated with the games developed by Wargaming. Pursuant to the MOU, the Company shall assign its rights and titles in such trademarks to Wargaming, and Wargaming shall grant to the Company and its affiliates an exclusive, royalty-free, sublicensable, irrevocable and non-terminable license to use such trademarks in connection with the games and collateral merchandise.

Safe Harbor Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in Internet games, mobile games and wireless value-added services industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our ability to successfully execute our business strategies and plans; continued competitive pressure in China’s Internet games, mobile games and wireless value-added services industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our dependence on a small number of Internet games developed by third party Internet games developers for a significant portion of our Internet games revenues; the expected benefit and future prospects of our long-term investments, strategic alliances and acquisitions; our ability to protect our intellectual property rights; our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s online games and telecommunications markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION
Date: November 29, 2016
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer